Starstream Entertainment, Inc.

1227 N. Atlantic Avenue

New Smyrna Beach, Florida  32169

October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
Washington, D.C. 20549

Attn:	Jacqueline Kaufman
Janice Adeloye

RE:	Starstream Entertainment, Inc.
Offering Statement on Form 1-A
File No. 024-11197

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Starstream Entertainment, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11197), together with all exhibits thereto, which was filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2021.

The Company is requesting the consent of the Commission to the withdrawal of the Regulation A Form 1-A as it was filed mistakenly due to an administrative error. The Company intends to refile a Regulation A on Form 1-A. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment via email to dsuares@suaresassociates.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Donnell Suares, the Company’s outside counsel, at (718) 622-8450.

Very truly yours,

Starstream Entertainment Inc.

/s/ Carla Rissell

Carla Rissell
Chief Executive Officer